December 11, 2006

BY FAX AND U.S. MAIL

W. Thomas Conner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

Re: **MetLife Investors USA Separate Account A**
Initial Registration Statement on Form N-4
File Nos. 333-137968; 811-03365

First MetLife Investors Variable Annuity Account One
Initial Registration Statement on Form N-4
File Nos. 333-137969; 811-08306

Dear Mr. Conner:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on October 12, 2006. The registration statements received a selective review based on the following representations in your October 13, 2006 letter: (1) disclosure in the MetLife Investors USA Insurance Company filing is substantially similar to the disclosure in the registration statement on Form N-4 (File No. 333-125756); (2) disclosure in the First MetLife Investors Insurance Company filing is substantially similar to the disclosure in the registration statement on Form N-4 (File No. 333-125617); (3) GWB III disclosure was submitted for staff review on July 13, 2005 (see, File No. 333-54464); and (4) the Lifetime Withdrawal Guarantee disclosure was submitted for staff review on February 7, 2006 (see, File No. 333-54464). Based on our review, we have the following comments (page numbers refer to the marked courtesy copy of the First MetLife Investors Insurance Company filing provided to the staff):

1. **Fee Table (p. 6-7)**

   a. Please be sure to update the fee tables as per staff comments on the stalking horse registration statements filed on July 6, 2006.

   b. With regard to the M&E charge structure, please supplementally explain whether there is any detriment to the investor for estimating he would invest over $500,000 in the first year, regardless of how much he actually invests.

   c. Please describe in general terms in note 2 how the "Guaranteed Withdrawal Amount" is determined.

2. **Investment Portfolio Expenses (p. 8)**

   a. Please explain in a footnote the .03% contractual expense waiver listed in conjunction with Pioneer Fund Portfolio. Please also include the expiration date of the waiver.

   b. With regard to footnote 2, please provide updated information on a more recent basis than October 2005.

3. **Examples (p. 11)**

   Please confirm that the expense example will include the Account Fee and that the Lifetime Withdrawal Guarantee Rider will be the Joint Life version and that after year 1, will reflect the annual automatic step-up. Also, please revise the prospectus to note that the examples reflect maximum charges, not current.

4. **The Annuity Contract (p. 13)**

   It is recommended that you briefly describe the GWB rider in the summary section. At a minimum, please delete the phrase "cancel the rider" from the last sentence of the fourth paragraph.

5. **Market-Timing (p. 20)**

   Please supplementally explain how the underlying funds are able to monitor for market timing behavior. At present, do you pass through contractholder information to the underlying fund?

6. **Annuity Payments (p. 27)**

   Please describe any numerical limits on what AIR can be chosen.

7. **Guaranteed Withdrawal Benefits (p. 30)**

   Please place in bold the sentence that reads, "the tax treatment of withdrawals under the GWB rider is uncertain."

8. **Description of GWB III (p. 30-32)**

   a. The prospectus states that the Guaranteed Withdrawal Amount "is the maximum you are guaranteed to receive". Under this option, however, this concept seems to be used solely to price the rider. Please revise the first sentence to note how you may not get the Guarantee Withdrawal Amount in the case of excessive withdrawals.

   b. The Guaranteed Withdrawal Amount is a figure used to calculate fees. This figure is not reduced for withdrawals. Therefore, it is the case that any excessive withdrawals not only lower the benefit base and benefit amount, but also increase the rider fee relative to the benefit base. Therefore, please include a statement that excessive withdrawals both lower the benefit base and benefit amount, and increases the cost of the rider relative to the benefits you will receive.

    c. Please clarify supplementally why payments to other than the contract owner expose the contract owners to a reduction in benefits.

    d. Please make it clear that withdrawal rights end when the account value is reduced to zero.

    e. Please explain what the floor is on payments when the mandatory payments take effect.

9. **Description of the Lifetime Withdrawal Guarantee**

Please explicitly state which adjustment is made first, the 5% Compounding Income Amount or the Automatic Annual Step-Up. (*Note:* p. C-5 suggests the 5% compounding income amount adjustment is made first.)

10. **GWB Rider (generally)**

Please refer the reader by cross-reference to the specific examples for a given concept, where appropriate. For example, where you describe the effect of withdrawals on the Benefit Base, include a cross reference to Appendix C, section A.

11. **October 13, 2006 letter**

Please upload the October 13, 2006 letter that accompanied the courtesy copies of the filings onto the EDGAR system.

12. **Financial Statements, Exhibits, and Other Information**

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

13. **Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to be at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products